Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated June 17, 2014	Registration Statement No. 333-196803
Supplementing the Preliminary
Prospectus Supplement dated June 16, 2014
(To Prospectus dated June 16, 2014)

Acorda Therapeutics, Inc.

1.75% Convertible Senior Notes due 2021

The information in this pricing term sheet relates to Acorda Therapeutics, Inc.’s offering (the “Offering”) of its 1.75% Convertible Senior Notes due 2021 and should be read together with the preliminary prospectus supplement dated June 16, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 16, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-196803.

Issuer:	Acorda Therapeutics, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ACOR / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	1.75% Convertible Senior Notes due 2021 (the “Notes”).

Aggregate Principal Amount Offered:	$300,000,000 aggregate principal amount of Notes (or $345,000,000 aggregate principal amount if the underwriter’s over-allotment option to purchase up to an additional $45,000,000 principal amount of Notes is exercised in full).

Maturity Date:	June 15, 2021, unless earlier repurchased, redeemed or converted.

Interest Rate:	1.75% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2014.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NASDAQ Last Reported Sale Price on June 17, 2014:	$32.12 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 32.50% above the NASDAQ Last Reported Sale Price on June 17, 2014.

Initial Conversion Price:	Approximately $42.56 per share of the Issuer’s common stock.

Initial Conversion Rate:	23.4968 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Redemption:	The Issuer may not redeem the Notes prior to June 20, 2017. The Issuer may redeem for cash all or part of the Notes, at the Issuer’s option, on or after June 20, 2017 if the last reported sale price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending within five trading days prior to the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Use of Proceeds:	The Issuer estimates that the proceeds from the Offering will be approximately $293.6 million (or approximately $337.7 million if the underwriter exercises its over-allotment option in full), after deducting fees but before deducting expenses. The Issuer intends to use the net proceeds from the Offering for general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products and technologies. The Issuer has not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer:

	Per Note	Total
Public Offering Price(1)	$1,000	$300,000,000
Underwriting discounts and commissions	$21.25	$6,375,000
Proceeds, before expenses, to the Issuer	$978.75	$293,625,000
(1) Plus accrued interest, if any, from the Settlement Date.

Trade Date:	June 18, 2014.

Settlement Date:	June 23, 2014.

CUSIP:	00484M AA4

ISIN:	US00484MAA45

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Additional Amounts:	If the Issuer consolidates with or merges with or into, or sells, conveys, transfers or leases all or substantially all of its properties and assets to, another company and the resulting, surviving or transferee company is not organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (such company or any successor thereto, the “surviving entity”), then all payments made by the surviving entity under or with respect to the Notes will be made without withholding or deduction for taxes unless the surviving entity is legally required to do so, in which case, subject to certain exceptions and limitations, the surviving entity will pay such additional amounts as may be necessary so that the net amount received by beneficial owners of the Notes after such withholding or deduction shall equal the amount that would have been received in the absence of such withholding or deduction.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$32.12	$35.00	$37.50	$40.00	$42.56	$45.00	$50.00	$55.33	$60.00	$70.00	$80.00	$100.00

June 23, 2014	7.6364	6.6327	5.6286	5.0685	4.5793	4.1503	3.1413	2.5321	2.0675	1.4240	1.0162	0.5604
June 15, 2015	7.6364	6.5656	5.4746	4.8698	4.3450	3.8876	2.8280	2.2039	1.7399	1.1225	0.7541	0.3758
June 15, 2016	7.6364	6.4975	5.2857	4.6154	4.0357	3.5335	2.3896	1.7398	1.2776	0.7098	0.4135	0.1658
June 15, 2017	7.6364	6.3996	4.9488	4.1187	3.3787	2.7162	1.0996	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2018	7.6364	6.6437	5.1350	4.2756	3.5121	2.8304	1.1736	0.0000	0.0000	0.0000	0.0000	0.0000
June 17, 2019	7.6364	6.6913	5.1214	4.2366	3.4570	2.7663	1.1082	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2020	7.6364	6.3837	4.8018	3.9380	3.1960	2.5549	1.0781	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2021	7.6364	5.0746	2.8190	1.5032	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

•	If the stock price is less than $32.12 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 31.1332 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated June 16, 2014, and an accompanying prospectus, dated June 16, 2014) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated June 16, 2014, and the accompanying prospectus, dated June 16, 2014. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.